# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGIS CORP, CIK 0000716643
CUSIP: 758932206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3701 WAYZATA BLVD, MINNEAPOLIS, Minnesota (MN), 55416
Date of event which requires filing of this statement: 08/05/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001759216-24-000003
Filed by CIK 0001777141

## Reporting persons
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 111,500; sole dispositive power 0; shared dispositive power 111,500; aggregate amount beneficially owned 111,500 (4.9% of the class)
- Kent Lake Capital LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 111,500; sole dispositive power 0; shared dispositive power 111,500; aggregate amount beneficially owned 111,500 (4.9% of the class)
- Benjamin Natter: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 111,500; sole dispositive power 0; shared dispositive power 111,500; aggregate amount beneficially owned 111,500 (4.9% of the class)

## Item 1. Issuer
Name of issuer: REGIS CORP
Address of issuer's principal executive offices: 3701 WAYZATA BLVD, MINNEAPOLIS, MINNESOTA, 55416

## Item 2. Person Filing
Name of person filing:
Kent Lake Partners, LP
Kent Lake Capital LLC
Benjamin Natter
Address of principal business office or, if none, residence:
c/o Kent Lake Capital LLC
1 E Liberty St, Ste 600 #1025
Reno, NV 89501
Citizenship:
Kent Lake Partners, LP - Delaware
Kent Lake Capital LLC - Delaware
Benjamin Natter - United States

## Item 4. Ownership
Amount beneficially owned: 111,500
Percent of class: 4.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 111,500
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 111,500

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member, Kent Lake GP LLC, its General Partner (08/08/2024)
- Kent Lake Capital LLC: /s/ Benjamin Natter, Managing Member (08/08/2024)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (08/08/2024)